FORM 6-K
		   SECURITIES AND EXCHANGE COMMISSION
			 Washington, D.C. 20549


		   Report of Foreign Private Issuer


		  Pursuant to Rule 13a-16 or 15d-16
		of the Securities Exchange Act of 1934

		 For the month of September, 2005
		 		  ---------------

		  Commission File Number 1-4620
		  		        --------

		 Crystallex International Corporation
	  -----------------------------------------------------
  	     (Translation of registrant's name into English)

   18 King Street East, Suite 1210, Toronto, Ontario M5C 1C4 Canada
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           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

		  Form 20-F[ ] 		Form 40-F [x]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
						    -----
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
						    -----
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 			     Yes [ ] No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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For Immediate Release
September 14, 2005

       Crystallex announces C$60 million equity draw down facility and sale of C$10 million units

TORONTO, ONTARIO, September 14, 2005 - Crystallex International Corporation (TSX/AMEX: KRY) announced today that it has established a C$60 million equity draw down facility with Azimuth Opportunity, Ltd. and has also issued and sold to Azimuth for gross proceeds of C$10 million (received on closing) units comprising C$10 million aggregate principal amount of senior unsecured notes (Series 2) due March 13, 2006 bearing interest at the rate of 5% per annum, 200,000 common shares and warrants to acquire 450,000 common shares exerciseable on or before 5:00 p.m. (Toronto time) on September 13, 2006 at a price of C$3.19 per share (representing a 10% premium to the closing price of the Crystallex common shares on September 13, 2005). The securities comprising the units separated immediately upon issue. The net proceeds from the sale of the units will be used for working capital and general corporate purposes.

Under the terms of the equity draw down facility:

o	Crystallex has the right, but not the obligation, to require
	Azimuth to purchase up to C$60 million of Crystallex common shares in a series of draw downs (not to exceed 20) over a 24-month period beginning on September 14, 2005 and ending on September 14, 2007;

o	to exercise its draw down rights, Crystallex is required to deliver
	a draw down notice to Azimuth specifying, among other things:

	o	the minimum price (threshold price) at which Crystallex is
		prepared to sell common shares (not less than C$2.50 per share unless agreed to by Azimuth and Crystallex and publicly disclosed);

	o	the dollar amount of common shares that Crystallex is
		prepared to sell (draw down amount) subject to a maximum amount ranging from C$4 million to C$13 million for each draw down based on the threshold price;

	o	the draw down pricing period start date (not later than
		five trading days after delivery of the draw down notice);
		and

	o	the draw down pricing period end date (20 consecutive
		trading days commencing on the draw down pricing period start date);

o	in conjunction with each draw down, Crystallex may permit Azimuth to
	purchase an additional dollar amount of common shares (additional purchase amount) not to exceed the draw down amount;

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o	the maximum dollar amount of common shares that Azimuth is required to
	purchase under the terms of the equity draw down facility is C$60 million and is subject to the limitations described below with respect to the number of common shares issuable under the equity draw down facility;

o	if and when Crystallex gives a draw down notice, Azimuth is obligated
	(subject to certain conditions) to purchase a pro rata portion (normally 1/20th) of the draw down amount on each trading day during the draw down pricing period on which the volume weighted average trading price of Crystallex common shares on the Toronto Stock Exchange (VWAP) exceeds the threshold price at a price per common share equal to the VWAP on the applicable trading day less a predetermined discount ranging from a low of 4% to a high of 7% based on Crystallex's market capitalization (at Crystallex's current market capitalization, the discount would be 6%);

o	Azimuth may elect to purchase a prescribed portion of any additional
	purchase amount specified in the draw down notice on one or more trading days during the draw down pricing period at a price per share equal to the greater of the VWAP on the trading day that Azimuth notifies Crystallex of its election and the threshold price less the predetermined discount; and

o	the purchase and sale of the common shares under a draw down will be
	settled on the second business day after the end of the draw down pricing period.

The number of common shares issuable under the terms of the equity draw down facility is also subject to the following limitations:

o	the number of common shares issuable under any single draw down may not
	exceed 3.5% of the number of then outstanding Crystallex common shares;

o	at no time may Azimuth beneficially own, directly or indirectly, more than
	10% of the outstanding Crystallex common shares;

o	the aggregate number of common shares issuable to Azimuth may not exceed
	19.9% of the common shares outstanding on August 31, 2005;

o	the number of common shares issued under the terms of the equity draw down
	facility during the 12-month period beginning on September 14, 2005 may not
	exceed 10% of the number of Crystallex common shares outstanding on a date
	within 60 days of September 14, 2005; and

o	the number of common shares issued under the terms of the equity draw down
	facility during the 12-month period beginning on September 14, 2006 may not
	exceed 10% of the number of common shares outstanding on a date within 60
	days of September 14, 2006.

The terms of the equity draw down facility are described in more detail in a prospectus supplement dated September 14, 2005 which Crystallex has filed with the Ontario Securities Commission and the United States Securities and Exchange Commission pursuant to the multijurisdictional disclosure system.

The Series 2 Notes provide that, until such Notes have been paid in full, 50% of the net proceeds of each draw under the equity draw down facility shall be applied in repayment of the amount then outstanding under the Series 2 Notes.

Todd Bruce, Crystallex's President and CEO, commented: "We are pleased to have arranged this unit financing and equity draw down facility with Azimuth. The unit financing will address the Company's immediate financing requirements and will provide an effective bridge to the equity draw down facility or future financing arrangements. The structure of the equity draw down facility provides Crystallex with a "backstop" financing facility to maintain the Company's momentum while we continue working with the Ministry of the Environment in Venezuela on securing the final permit for Las Cristinas. Our objective is to minimize to the extent possible the amount of financing done on a pre-permit basis. The equity draw down facility with Azimuth provides us with sole control on when and how much equity we draw down in order to meet our financing objectives."

Crystallex International Corporation is a Canadian based gold producer with operations and exploration properties in Venezuela. The Company's principal asset is the Las Cristinas property in Bolivar State which is currently under development. Other assets include the Tomi Mine, the La Victoria Mine and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and AMEX (symbol: KRY).

MGI Securities Inc. acted as an advisor in connection with this transaction.

For Further Information:

Investor Relations Contact:  A. Richard Marshall, VP,
Investor Relations at (800) 738-1577, 18 King Street East,
Toronto, Ontario, M5C 1C4

Visit us on the Internet: http://www.crystallex.com or Email us at: info@crystallex.com

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.

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                            SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

				      Crystallex International Corporation
				      ------------------------------------
						   (Registrant)


Date   September 14, 2005     		     	By    /s/ Daniel R. Ross
-------------------------			--------------------------
						        (Signature)*

Daniel R. Ross, Executive Vice President and Corporate Counsel

*Print the name and title of the signing officer under his signature